Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
THIRD QUARTER 2024 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, November 13, 2024 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the third quarter ending September 30, 2024. The Company’s earnings conference call and webcast will be held today at 8:00 AM ET. Registration links to both the call and the webcast can be found at the end of this earnings release.

The entire suite of the Company’s 3Q24 financial results can be found on our IR website at
https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

9 months ending September 30, 2024

•	Revenue of $285m, up 56% year over year

•	Adjusted EBITDA[1] of $214m, up 50% year over year

•	Net income of $58m, down 29% year over year

•	Cash flow from operations of $158m, up 25% year over year

3 months ending September 30, 2024

•	Revenue of $109m, up 88% year over year

•	Adjusted EBITDA[1] of $88m, up 86% year over year

•	Net income of $24m, down 7% year over year

•	Cash flow from operations of $66m, up 115% year over year

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2

Raising full year guidance range

The results of Enlight’s operations during the third quarter and first nine months of 2024 have been excellent. Revenues and EBITDA have been higher than our expectations after achieving sound operational performance. As a result, we are raising our full year guidance ranges for 2024. We now expect 2024 revenues in the range of $355-$370m from $345-$360m previously, and adjusted EBITDA1 in the range of $255-$270m from $245-$260m previously. This represents an increase of $10m from previous midpoints of both revenues and Adjusted EBITDA, and further demonstrates our confidence in the positive trends and strong growth in all areas of our business.

Third Quarter Business Developments

•	Excellent operational performance at Israel and European wind sites leads to very high growth in revenues and adjusted EBITDA. Generation volumes up 11% year on year from existing projects.

•
CODs achieved at projects Atrisco Solar in the U.S. (364 MW) and Solar and Storage in Israel (55 MW & 160 MWh); representing $28-31m in revenues and $20-23m in EBITDA on a first full year basis.  Atrisco Energy Storage COD is expected in the coming weeks, representing an additional $32-33m in revenues and $27-28m in EBITDA on a first full year basis

•
Construction has begun at projects Country Acres, Quail Ranch, and Roadrunner, (810 MW & 2.0 GWh in total) all located in the western U.S. These projects represent a combined $132-141m in revenues and $108-114 m in EBITDA on a first full year basis, and are expected to reach COD in 2025-26.

•
Project Snowflake A, with 600 MW solar generation and 1.9 GWh energy storage capacity is being introduced into the Mature phase Portfolio at Pre-construction status. Located in Arizona, it is expected to begin construction in 3Q 2025 and reach COD in mid-2027. The project was drawn from the Company’s Advanced Development phase Portfolio, and is expected to generate $115-125m in revenues and $95-105m in EBITDA on a first full year basis.

•
A new power purchase agreement (“PPA”) was recently signed with Arizona Public Service for Snowflake A. The busbar fixed price agreement encompasses the project’s full solar and energy storage capacity for a duration of 20 years.

•	Operational portfolio grew by 418 MW and 191 MWh. 600 MW and 1,650 MWh added to the Mature phase Portfolio since the last quarter’s earnings report.

“We are proud of another set of excellent financial results for Enlight, as well another increase in our 2024 guidance ranges for the second consecutive quarter this year,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“Enlight continues to grow in a balanced manner with the force multiplier of our diversification in three geographies and technologies creating a particularly powerful growth matrix. Construction is starting on three major projects in the US which are expected to reach completion in 2025-26. We have also announced the acceleration of development of Snowflake A, which will be another leap forward for Enlight. Next year, we expect the U.S. to reach 15% of the company's total revenues.

“Industry and macro fundamentals are supportive across all the geographies in which we are present. Demand for electricity is soaring, and as renewable energy is the main response to this need in the coming years, we remain optimistic about our growth and expansion plans.”

Overview of Financial and Operating Results: Revenue

($ thousands)	For the nine months period ended		For the three months ended
Segment	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
MENA	121,607	46,949	55,566	17,192
Europe	147,164	126,701	46,041	37,171
USA	8,611	1,965	5,180	1,965
Management and Construction	7,208	6,261	2,708	1,991
Total Revenues	284,590	181,876	109,495	58,319

In the third quarter of 2024, the Company’s revenues increased to $109m, up from $58m last year, a growth rate of 88% year over year. The Company benefited from the revenue contribution of newly operational projects, as well as higher revenues from existing projects.

Since the third quarter of 2023, 823 MW and 536 MWh of projects were connected to the grid and began selling electricity, including Genesis Wind in Israel, nine of the Solar & Storage Cluster units in Israel, Tapolca in Hungary, and Atrisco in the U.S, which only began selling electricity at the end of the quarter. The most important of these is Genesis Wind which contributed $15m to revenue, followed by the Israel Storage and Solar Cluster, which added an additional $16m. In total, new projects contributed $33m.

The Company also benefited from high production levels at selected existing sites, as well as the full ramp-up of other newly operational projects. Overall generation output in 3Q24 from existing projects rose 11%, contributing $6m, while improved merchant pricing contributed $3m to current quarter revenues. Apex Solar in the U.S, Björnberget in Sweden, and AC/DC in Hungary operated at full capacity during 3Q24 compared to partial operations last year, while the final components of the Solar and Storage Cluster in Israel came online earlier than anticipated. Additional sites are in development and under construction.

Prices at projects where electricity is sold under a merchant model were strong during the third quarter. Gecama revenues increased 40% year over year to $18m as the project benefited from positive pricing and production trends. We sold electricity at an average of EUR 96 per MWh versus EUR 76 per MWh for the same period last year, while production volumes increased 8% year over year.

Revenues were distributed between MENA, Europe, and the US, with 51% of revenues in the third quarter of 2024 denominated in Israeli Shekel, 39% in Euros, and 6% in denominated US Dollars.  With project Atrisco expected to be fully operational in the coming weeks, we expect approximately 15% of revenues to come from the U.S. in 2025, adding more balance and diversification to Enlight’s revenues.

Net Income

In the third quarter, the Company’s net income amounted to $24m compared to $26m last year, a decrease of 7% year over year. New projects and existing operations added $13m to net income. This was reduced by a $4m loss on the revaluation of foreign currency assets due to volatility in the Shekel/Dollar rate during the quarter, and can be contrasted with a $6m non-cash profit in 3Q23 on the mark to market of interest rate hedges linked to Atrisco’s financial close.

In addition, a number of one-off items occurred in both this quarter and the same period last year. In 3Q24 the Company recorded a $7m net profit stemming from the recalculation of earnout payments linked to the acquisition of Clenera, as well as $8m in compensation from Siemens linked to inadequate performance of turbines at the Björnberget project in Sweden.  In 3Q23, the Company recorded a $9m net profit stemming from the recalculation of earnout payments linked to the acquisition of Clenera, as well as $7m profit from the sale of non-core assets in the U.S.

Adjusted EBITDA2

In the third quarter of 2024, the Company’s Adjusted EBITDA grew by 86% to $88m compared to $47m for the same period in 2023. The increase in EBITDA was driven by the same factors that drove the revenue increase, namely new and already operating projects, contributing $49m. This was offset by an additional $9m in higher operating expenses linked to new projects, while company overheads rose by $3m year-on-year. In addition, we received $10m in compensation from Siemens linked to inadequate performance of turbines at the Björnberget project in Sweden. Finally, we note that Adjusted EBITDA in 3Q23 benefitted from $8m in one-off profit from the sale of non-core assets in the U.S.

2 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Portfolio Overview3

Key changes to the Company’s project portfolio during the third quarter of 2024:

•	Operational portfolio grew by 418 MW and 191 MWh

•	Mature phase portfolio grew by 604 MW and 1,657 MWh

Enlight US

Revenues of $5m. Operating capacity of 470 MW, increasing from 106 MW in 3Q23.

Enlight has significantly increased its investment into the United States during 2024, making this region an important source of installed capacity expansion as well as growth in future earnings for the Company. Equipment costs remain low, supporting our project returns. Despite new AD/CVD regulations, we maintain a steady source of PV panel supply, procuring equipment from India and non-affected Southeast Asian countries.

Our flagship Atrisco solar and energy storage project, with 364 MW of solar capacity and 1.2 GWh of battery storage located in New Mexico, completed construction during the quarter. The solar component achieved full COD in October, and COD for the energy storage component is expected in the coming weeks. When fully commenced, Atrisco is expected to generate $51-55m in revenues and $41-45m in EBITDA during its first full year of operation. We continued to take further strides in building out our US presence during the quarter as three projects entered into construction. Quail Ranch has attained all required permits and site work is expected to begin by the end of this year, while engineering operations and site works are already underway at Roadrunner and Country Acres. Together, these three projects comprise of 810 MW solar generation and over 2 GWh of energy storage capacity, and are expected to generate $132-141m in revenues and $108-114m in EBITDA during their first full year of operation.

3 As of November 12, 2024, the “Approval Date”

Snowflake A enters the Mature Phase Portfolio

Project Snowflake A, a solar project located near Holbrook, Arizona, is being introduced into the Mature phase Portfolio at Pre-construction status. This new addition is another example of Enlight’s ability to convert high-quality assets from its large Advanced Development phase Portfolio into projects ready for construction.

The project has a capacity of 600 MW solar generation and 1.9 GWh energy storage capacity, and a busbar fixed price PPA has recently been signed with Arizona Public Service encompassing Snowflake A’s full generation and storage capacity for a duration of 20 years. The project is in the final stages of pre-construction permitting, and assuming all necessary permits are obtained, is expected to reach ready-to-build (RTB) status in the third quarter of 2025 and commence commercial operation (COD) in mid-2027. The PPA provides that if a certain required permit is not obtained by March 1, 2025, Enlight is entitled to terminate the PPA without any material termination costs.

Snowflake A is one of the most significant projects in Enlight's portfolio, both in terms of size and profitability. The total project cost is expected to reach between $1.50-1.57bn, with the contribution from investment tax credits expected to be $625-657m, resulting in a total project cost net of tax credits of $873-917m. Snowflake A is expected to generate $115-125m in revenues and $95-105m in EBITDA on a first full year basis.

The project is the first of two linked projects that are planned for the site. A second phase is being developed for an additional 650 MW of solar generation capacity and 2.1 GWh of energy storage availability. This represents another implementation of Enlight’s “Connect and Expand” strategy, which seeks to leverage existing interconnect infrastructure with additional generation capacity, in turn lowering the costs and risks of building new sites.

CO Bar update

Project CO Bar, located in Arizona and with capacity of 1,211 MW and 824 MWh, has been delayed for another year. Following the start of Arizona Public Service’s queue reform process in November 2023, we had assumed this project would reach COD in 2H 2026. However, due to the regulatory reform process having taken longer than expected to complete and additional hurdles in achieving an interconnection agreement, we now expect this project to reach COD in 2H 2027. The project is expected to generate $125-130m in revenues and $97-102m in EBITDA on a first full year basis once complete.

Enlight Europe

Revenues of $46m, up 24% from 3Q23. Operating capacity of 1,233 MW, rising from 1,173 MW in 3Q23.

Construction has been completed at project Pupin, located in Serbia, where the site has been connected to the national grid, and the first wind turbines are now undergoing testing. Initial COD is expected in the coming weeks, more than half a year ahead of schedule. Pupin will sell 72% of the electricity it generates to the state-owned utility Elektroprivreda Srbije based on a market premium agreement using a CFD structure priced at EUR 68.88 per MWh and indexed to the Eurostat CPI.

Moving to our operational portfolio, the Gecama Wind project in Spain sold electricity at an average price of EUR 96 per MWh during 3Q24 compared to EUR 76 per MWh in the same quarter last year. During the quarter, 31% of production was sold at merchant price of EUR 86 per MWh, while 69% of production was secured under a financial hedge at EUR 100 per MWh. Gecama demonstrated good performance on an operational level, with quarterly volumes up 8% when compared to the same period last year.

Enlight’s hedging strategy provided significant protection against volatility in prices, and will continue to do so for the rest of the year. Our EUR 100 per MWh hedge will cover 65% of Gecama’s anticipated generation for the rest of 2024 on an average basis. Enlight has already begun preparing a hedging strategy for 2025, and has entered into futures contracts covering 60% of our estimated generation output for next year at an approximate price of EUR 65 per MWh.

The Company expects to begin construction of the Gecama Hybrid in the coming months. This project will add 225 MW solar generation and 220 MWh storage capacity to the existing wind farm.

Enlight MENA

Revenues of $56m, up 223% from 3Q23. Operating capacity of 705 MW and 625 MWh, increasing from 528 MW and 135 MWh in 3Q23.

The MENA segment contributed 51% of the third quarter’s revenues, illustrating the potential for growth of this region, as well as the geographic diversification of revenues and investments within the Company. The market outlook is positive. Regulatory bodies in Israel are releasing larger tracts of land for the purposes of new renewable energy projects, with a special emphasis on agrivoltaic dual land use applications. Power market deregulation is leading to more attractive electricity pricing and an increase in the demand for energy storage.

The build out of the Israel Solar and Storage Cluster concluded during the quarter with the COD of Faran, Lavi, and Mahanayim, adding 55 MW and 160 MWh to the project’s operational capacity. These were the tenth, eleventh, and twelfth units of the Cluster, which comprises 12 sites in the north and south of Israel, with a total capacity of 248 MW and 625 MWh. Additional sites are in development and under construction. The Cluster is expected to generate revenue of $34-36m and EBITDA of $24-26m in the first full operating year, before taking into account the additional margin generated by Enlight’s supplier division.

We continue to expand further into Israel’s electricity market, signing 3 new corporate PPAs this quarter with clients in the electronics and industrial sectors. In total, the Company has entered into more than 15 corporate PPAs in the past two years, with volumes sold corresponding to the entire generation volume of the projects we have allocated to serving the country’s newly deregulated power market.

Financing Arrangements

On October 10, 2024, the Company raised approximately $133m of debt in Israel by way of expanding its existing Series D notes traded on the Tel Aviv Stock Exchange. The notes were sold at an effective yield of 6.3%, with a duration of 3.7 years. The Company intends to use the net proceeds from the offering for investments in its large-scale portfolio in the United States, Europe and MENA.

Sell downs of assets, whether operating, under construction, or still in development, remains an important strategic objective for Enlight. The Company includes $15m from sell-downs, to be realized towards the end of this year, in the Adjusted EBITDA portion of our 2024 Financial Outlook.

Balance Sheet

The Company maintains $320m of revolving credit facilities, none of which have been drawn as of the date of this report. These resources enhance our financial strength and provide additional flexibility to the Company as it delivers on its Mature Projects portfolio.

($ thousands)	September 30, 2024
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	10,833
Subsidiaries	167,337
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	189,596
Reserves, including debt service, performance obligations and others	41,706
Total Cash	409,472

2024 Financial Outlook

Commenting on the outlook, Enlight Chief Financial Officer Nir Yehuda noted, “our financial performance has been very strong over the third quarter and first nine months of 2024. As a result, we are raising our guidance ranges of our Financial Outlook for the full year.”

•	Revenue between $355m and $370m (from $345m to $360m previously)

•	Adjusted EBITDA[4] between $255m and $270m (from $245m to $260m previously)

•	90% of 2024’s expected generation output will be sold at fixed prices either through hedges or PPAs.

Conference Call Information

Enlight plans to hold its Third Quarter 2024 Conference Call and Webcast on Wednesday, November 13, 2024 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•
Conference Call:

      Please pre-register to join by conference call using the following link:
      https://register.vevent.com/register/BI281173453e3b42cdad641356114470c6
      Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	Webcast: Please register and join by webcast at the following link: https://edge.media-server.com/mmc/p/u5zto3p9

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

4 The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release. A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, capital gains as well as compensation for inadequate performance of goods and services procured by the Company are included in other income, net. With respect to other income (expense) mentioned above, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the nine months ended at September 30		For the three months ended at September 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands
Revenues	284,590	181,876	109,495	58,319
Cost of sales	(54,576)	(33,356)	(22,155)	(12,943)
Depreciation and amortization	(75,934)	(42,807)	(26,377)	(16,846)
Gross profit	154,080	105,713	60,963	28,530
General and administrative expenses	(28,197)	(24,188)	(8,726)	(7,697)
Development expenses	(7,892)	(4,265)	(3,350)	(1,377)
Other income, net	25,570	37,959	16,905	23,225
	(10,519)	9,506	4,829	14,151
Operating profit	143,561	115,219	65,792	42,681

Finance income	18,299	44,380	3,234	12,118
Finance expenses	(85,836)	(51,799)	(36,525)	(18,368)
Total finance expenses, net	(67,537)	(7,419)	(33,291)	(6,250)

Profit before tax and equity loss	76,024	107,800	32,501	36,431
Share of loss of equity accounted investees	(1,737)	(467)	(1,288)	(99)
Profit before income taxes	74,287	107,333	31,213	36,332
Taxes on income	(16,154)	(25,494)	(7,024)	(10,200)
Profit for the period	58,133	81,839	24,189	26,132

Profit for the period attributed to:
Owners of the Company	39,053	61,297	14,247	22,756
Non-controlling interests	19,080	20,542	9,942	3,376
	58,133	81,839	24,189	26,132
Earnings per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:
Basic earnings per share	0.33	0.48	0.12	0.14
Diluted earnings per share	0.32	0.45	0.12	0.13
Weighted average of share capital used in the
calculation of earnings:
Basic per share	118,225,436	114,996,288	118,465,216	117,825,464
Diluted per share	123,221,119	123,284,367	123,305,879	125,866,004

Consolidated Statements of Financial Position as of

	September 30	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	178,170	403,805
Deposits in banks	-	5,308
Restricted cash	189,596	142,695
Trade receivables	52,454	43,100
Other receivables	58,945	60,691
Current maturities of contract assets	-	8,070
Other financial assets	4,544	976
Total current assets	483,709	664,645

Non-current assets
Restricted cash	41,706	38,891
Other long-term receivables	62,511	32,540
Deferred costs in respect of projects	287,539	271,424
Deferred borrowing costs	406	493
Loans to investee entities	49,295	35,878
Contract assets	-	91,346
Fixed assets, net	3,599,325	2,947,369
Intangible assets, net	292,147	287,961
Deferred taxes assets	12,965	9,134
Right-of-use asset, net	181,656	121,348
Financial assets at fair value through profit or loss	73,846	53,466
Other financial assets	59,594	79,426
Total non-current assets	4,660,990	3,969,276

Total assets	5,144,699	4,633,921

Consolidated Statements of Financial Position as of (Cont.)

	September 30	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from	663,699	324,666
banks and other financial institutions
Trade payables	70,539	105,574
Other payables	105,637	103,622
Current maturities of debentures	44,193	26,233
Current maturities of lease liability	10,681	8,113
Financial liabilities through profit or loss	10,894	13,860
Other financial liabilities	1,675	1,224
Total current liabilities	907,318	583,292

Non-current liabilities
Debentures	245,338	293,751
Other financial liabilities	120,489	62,020
Convertible debentures	129,998	130,566
Loans from banks and other financial institutions	1,799,629	1,702,925
Loans from non-controlling interests	80,740	92,750
Financial liabilities through profit or loss	25,680	34,524
Deferred taxes liabilities	53,927	44,941
Employee benefits	1,194	4,784
Lease liability	179,250	119,484
Other payables	51,092	60,880
Asset retirement obligation	69,021	68,047
Total non-current liabilities	2,756,358	2,614,672

Total liabilities	3,663,676	3,197,964

Equity
Ordinary share capital	3,307	3,293
Share premium	1,028,532	1,028,532
Capital reserves	60,440	57,730
Proceeds on account of convertible options	15,494	15,494
Accumulated profit	102,763	63,710
Equity attributable to shareholders of the Company	1,210,536	1,168,759
Non-controlling interests	270,487	267,198
Total equity	1,481,023	1,435,957
Total liabilities and equity	5,144,699	4,633,921

Consolidated Statements of Cash Flows

	For the nine months period ended September 30		For the three months period ended September 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	58,133	81,839	24,189	26,132

Income and expenses not associated with cash flows:
Depreciation and amortization	77,977	44,185	27,091	17,408
Finance expenses, net	65,182	19,333	31,416	5,150
Share-based compensation	6,027	4,000	1,942	1,150
Taxes on income	16,154	25,494	7,024	10,200
Other income, net	(13,826)	(32,371)	(7,121)	(18,158)
Company’s share in losses of investee partnerships	1,737	467	1,288	99
	153,251	61,108	61,640	15,849

Changes in assets and liabilities items:
Change in other receivables	6,547	(2,197)	10,899	3,224
Change in trade receivables	(9,596)	4,010	(12,668)	(6,827)
Change in other payables	(27)	3,952	(887)	5,052
Change in trade payables	(941)	490	(85)	659
	(4,017)	6,255	(2,741)	2,108

Interest receipts	7,805	9,593	2,439	1,802
Interest paid	(51,548)	(38,073)	(17,755)	(15,377)
Income Tax paid	(6,084)	(6,989)	(1,301)	(4,135)
Repayment of contract assets	-	11,974	-	4,527

Net cash from operating activities	157,540	125,707	66,471	30,906

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	(1,849)	252	(461)	252
Changes in restricted cash and bank deposits, net	(44,275)	(102,870)	(28,905)	(105,326)
Purchase, development, and construction in respect of projects	(678,969)	(594,779)	(217,168)	(235,157)
Loans provided and Investment in investees	(15,201)	(37,923)	(985)	(16,400)
Repayment of loans to investees	63	12,677	63	122
Payments on account of acquisition of consolidated entity	(15,697)	(4,806)	(4,846)	(3,733)
Proceeds from sale (purchase) of financial assets measured at fair value through profit or loss, net	(12,204)	26,919	(864)	32,756
Net cash used in investing activities	(768,132)	(700,530)	(253,166)	(327,486)

Consolidated Statements of Cash Flows (Cont.)

	For the nine months period ended September 30		For the three months period ended September 30
	2024	2023	2024	2023
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	667,857	307,478	337,408	104,936
Repayment of loans from banks and other financial institutions	(259,970)	(186,784)	(182,773)	(144,036)
Issuance of debentures	-	83,038	-	83,038
Repayment of debentures	(26,016)	(14,735)	(24,732)	(13,435)
Dividends and distributions by subsidiaries to non- controlling interests	(23,895)	(7,013)	(20,445)	(1,786)
Proceeds from investments by tax-equity investors	44,325	198,774	44,325	198,774
Deferred borrowing costs	(5,868)	(1,521)	(490)	(480)
Receipt of loans from non-controlling interests	-	274	-	-
Repayment of loans from non-controlling interests	(2,017)	(1,485)	(1,017)	(822)
Increase in holding rights of consolidated entity	(167)	-	-	-
Issuance of shares	-	266,751	-	116
Exercise of share options	14	6	1	6
Repayment of lease liability	(4,713)	(4,195)	(596)	(1,264)
Proceeds from investment in entities by non- controlling interest	179	5,294	-	2,615

Net cash from financing activities	389,729	645,882	151,681	227,662

Increase (Decrease) in cash and cash equivalents	(220,863)	71,059	(35,014)	(68,918)

Balance of cash and cash equivalents at beginning of period	403,805	193,869	208,791	320,718

Effect of exchange rate fluctuations on cash and cash equivalents	(4,772)	(19,388)	4,393	(6,260)

Cash and cash equivalents at end of period	178,170	245,540	178,170	245,540

Segmental Reporting

	For the nine months ended September 30, 2024
	MENA(**)	Europe(**)	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	121,607	147,164	8,611	7,208	284,590	-	284,590
Inter-segment revenues	-	-	-	6,651	6,651	(6,651)	-
Total revenues	121,607	147,164	8,611	13,859	291,241	(6,651)	284,590

Segment Adjusted
EBITDA	99,659	129,386	5,863	3,858	238,766	-	238,766

Reconciliations of unallocated amounts:
Headquarter costs (*)							(25,108)
Intersegment profit							112
Depreciation and amortization and share-based compensation							(84,004)
Other incomes not attributed to segments							13,795
Operating profit							143,561
Finance income							18,299
Finance expenses							(85,836)
Share in the losses of equity accounted investees							(1,737)
Profit before income taxes							74,287

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)
Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into four business units: MENA (Middle East and North Africa), Europe, the US, and Management and Construction. Consequently, the Central/Eastern Europe and Western Europe segments have been consolidated into the "Europe" segment, and the Israel segment has been incorporated into the MENA segment. The comparative figures for the nine-months and three-months periods ending September 30, 2023, have been updated accordingly.

Segmental Reporting

	For the nine months ended September 30, 2023
	MENA	Europe	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	46,949	126,701	1,965	6,261	181,876	-	181,876
Inter-segment revenues	-	-	-	3,566	3,566	(3,566)	-
Total revenues	46,949	126,701	1,965	9,827	185,442	(3,566)	181,876

Segment Adjusted
EBITDA	49,218	113,203	1,977	2,452	166,850	-	166,850

Reconciliations of unallocated amounts:
Headquarter costs (*)							(21,912)
Gains from projects disposals							7,883
Intersegment profit							1,419
Repayment of contract asset under concession arrangements							(11,974)
Depreciation and amortization and share-based compensation							(48,185)
Other incomes not attributed to segments							21,138
Operating profit							115,219
Finance income							44,380
Finance expenses							(51,799)
Share in the losses of equity accounted investees							(467)
Profit before income taxes							107,333

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting

	For the three months ended September 30, 2024
	MENA	Europe	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	55,566	46,041	5,180	2,708	109,495	-	109,495
Inter-segment revenues	-	-	-	3,800	3,800	(3,800)	-
Total revenues	55,566	46,041	5,180	6,508	113,295	(3,800)	109,495

Segment Adjusted
EBITDA	44,786	46,133	4,558	1,567	97,044	-	97,044

Reconciliations of unallocated amounts:
Headquarter costs (*)							(9,479)
Intersegment profit (loss)							(9)
Depreciation and amortization and share-based compensation							(29,033)
Other incomes not attributed to segments							7,269
Operating profit							65,792
Finance income							3,234
Finance expenses							(36,525)
Share in the losses of equity accounted investees							(1,288)
Profit before income taxes							31,213

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting

	For the three months ended September 30, 2023
	MENA	Europe	USA	Management and Construction	Total reportable segments	Adjustments	Total
	USD in thousands

External revenues	17,192	37,171	1,965	1,991	58,319	-	58,319
Inter-segment revenues	-	-	-	924	924	(924)	-
Total revenues	17,192	37,171	1,965	2,915	59,243	(924)	58,319

Segment Adjusted
EBITDA	18,768	29,118	1,977	658	50,521	-	50,521

Reconciliations of unallocated amounts:
Headquarter costs (*)							(7,419)
Gains from projects disposals							7,883
Intersegment profit							718
Repayment of contract asset under concession arrangements							(4,527)
Depreciation and amortization and share-based compensation							(18,558)
Other incomes not attributed to segments							14,063
Operating profit							42,681
Finance income							12,118
Finance expenses							(18,368)
Share in the losses of equity accounted investees							(99)
Profit before income taxes							36,332

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the nine months		For the three months
	ended September 30		ended September 30
	2024	2023	2024	2023
Net Income	58,133	81,839	24,189	26,132
Depreciation and amortization	77,977	44,185	27,091	17,408
Share based compensation	6,027	4,000	1,942	1,150
Finance income	(18,299)	(44,380)	(3,234)	(12,118)
Finance expenses	85,836	51,799	36,525	18,368
Non-recurring other income, net (*)	(13,795)	(21,138)	(7,269)	(14,063)
Share of losses of equity accounted investees	1,737	467	1,288	99
Taxes on income	16,154	25,494	7,024	10,200
Adjusted EBITDA	213,770	142,266	87,556	47,176

* For the purposes of calculating Adjusted EBITDA, capital gains as well as compensation for inadequate performance of goods and services procured by the Company are included in other income, net.

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of September 30, 2024, the Company was in compliance with all of its financial covenants under the indenture for the Series C-F Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 200 million so long as debentures E remain outstanding, no less than NIS 375 million so long as debentures F remain outstanding, and NIS 1,250 million so long as debentures C and D remain outstanding.
As of September 30, 2024, the company’s equity amounted to NIS 5,495 million.

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures E and F remain outstanding, and shall not exceed 65% for two consecutive financial periods so long as debentures C and D remain outstanding.
As of September 30, 2024, the net financial debt to net CAP ratio, as defined above, stands at 31%.

Net financial debt to EBITDA

So long as debentures E and F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

As of September 30, 2024, the net financial debt to EBITDA ratio, as defined above, stands at 9.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% and 25%, respectively, for two consecutive financial periods for as long as debentures E and F, and debentures C and D remain outstanding.

As of September 30, 2024, the equity to balance sheet ratio, as defined above, stands at 66%.

Appendix 4 – Mature phase portfolio: 8.2 FGW* operational by 2027

1 We expect additional projects currently grouped in the Advanced Development portfolio to reach COD by 2027, however these are not included in these forecasts.

Appendix 5 a)  Segment information: Operational projects

($ thousands)			9 Months ended September 30						3 Months ended September 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
MENA	680	589	1,012	418	121,607	46,949	99,659	53,886	432	143	55,566	17,192	44,786	23,436
Europe	1,233	-	1,994	1,610	147,164	126,701	129,386	113,204	598	535	46,041	37,170	46,133	29,119
USA	470	-	226	54	8,611	1,965	5,863	1,977	153	54	5,180	1,965	4,558	1,977
Total Consolidated	2,383	589	3,232	2,082	277,382	175,615	234,908	169,067	1,183	732	106,787	56,327	95,477	54,532
Unconsolidated at Share	9	-
Total	2,392	589
Total Consolidated Q1-Q3 Segment Adjusted EBITDA	234,908
Less: EBITDA for projects that were not fully operational for Q1-Q3 2024	(7,461)
Annualized Consolidated Adjusted EBITDA	303,263
Invested capital for projects that were fully operational as of January 1st 2024	2,690,000
Asset Level Return on Project Costs	11.2%

b)	Operational Projects Further Detail

($ thousands)				9 Months ended September 30, 2024		3 Months ended September 30, 2024
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of September 30, 2024	Ownership %**
MENA Wind	MENA	316	-	57,820		25,424		459,001	49%
MENA PV	MENA	364	589	63,787		30,142		510,743	81%
Total MENA		680	589	121,607	99,659	55,566	44,786	969,744
Europe Wind	Europe	1,090	-	136,341		40,986		698,691	61%
Europe PV	Europe	143	-	10,823		5,055		69,748	62%
Total Europe		1,233	-	147,164	129,386	46,041	46,133	768,439
USA PV	USA	470	-	8,611		5,180		268,979	100%
Total USA		470	-	8,611	5,863	5,180	4,558	268,979
Total Consolidated Projects		2,383	589	277,382	234,908	106,787	95,477	2,007,162
Uncons. Projects at share		9	-	-					50%
Total		2,392	589	277,382	234,908	106,787	95,477	2,007,162

($ millions)
Operational after financial statements	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Est. First Full Year Revenue	Est. First Full Year EBITDA	Debt balance as of September 30, 2024	Ownership %
Mahanyim	MENA	16	36	2	2	15	74%
Total		16	36	2	2	15

* EBITDA results included $11m in the 9 months ended September 24 and $10m in the 3-month ended September 24, of compensation recognized due to the delay in reaching full production at Projects Björnberget and Emek Habacha

** Ownership % is calculated based on the project's share of total revenues

c)	Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2024	Est. Equity Required (%)	Equity Invested as of September 30, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
Atrisco Storage	United States	0/1200	Q4 2024	435-458**	ITC	EC (10%)	175-183	261-274	359	13%-16%	91	32-33	27-28	100%
Country Acres	United States	392/688	H2 2026	772-812	ITC	DC (10%)	355-373	417-439	20	11%-14%	20	59-63	48-51	100%
Quail Ranch BESS	United States	128/0	H2 2025	141-148	ITC	EC (10%)	49-51	92-96	38	11%-14%	38	22-24	17-19	100%
Quail Ranch Solar	United States	0/400		106-111	PTC	EC (10%)	69-73	37-39						100%
Roadrunner BESS	United States	290/0	H2 2025	305-321	ITC	EC (10%)	140-148	165-173	19	11%-14%	19	51-54	41-44	100%
Roadrunner Solar	United States	0/940		288-302	PTC	EC (10%)	166-174	122-128						100%
Pupin	Serbia	94/0	H1 2025	151-159	-	-		151-159	111	39%-43%	53	22-23	16-17	100%
Total Consolidated Projects		904/3,228		2,198-2,311			954-1,002	1,245-1,308	547		221	186-197	149-159
Unconsolidated Projects at share******	Israel	23/99	H2 2024- H1 2025	33-34	-	-	-	-	36	-	36	4-5	3-4	50%
Total		927/3,327		2,231-2,345			954-1,002	1,245-1,308	583		257	190-202	152-163

d)    Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2024	Est. Equity Required (%)	Equity Invested as of September 30, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
CoBar ITC	United States	258/824	H2 2027	662-696	ITC	EC (10%)	289-304	373-392	51	13%-17%	51	125-130	97-102	100%
CoBar PTC	United States	953/0		1,107-1,164	PTC	EC (10%)	544-572	563-592
Rustic Hills 1& 2	United States	256/0	H2 2027	387-407	ITC	DC+EC (20%)	185-195	202-212	21	11%-14%	21	25-26	20-21	100%
Snowflake A	United States	600/1,900	2027	1,498-1,574	ITC	EC (10%)	625-657	873-917	2	11%-14%	2	115-125	95-105	100%
Gecama Solar	Spain	225/220	H1 2026	218-229	-	-	-	218-229	6	23%-27%	6	35-37	28-29	72%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2024	Est. Equity Required (%)	Equity Invested as of September 30, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
	2025	2026	2027		Qualifying Category	Adders*****
United States	-	-	312/0	449-472	ITC	DC (10%)	180-189	269-283	17	15%-17%	17	31-32	24-25	100%
Europe	-	-	0/460	84-88	-	-	-	84-88	3	18%-22%	3	19-20	17-18	100%
MENA	15/0	0/207	38/0	118-124	-	-	-	118-124	13	27%-32%	13	17	12-13	89%
Total Consolidated Projects	15/0	0/207	350/460	651-684			180-189	471-495	33		33	67-69	53-56
Unconsolidated Projects at share	-	5/28	-	9-10	-	-	-	9-10	0	20%	0	1-2	1-2	50%
Total Pre-Construction	2,662 MW +3,638MWh			4,533-4,764			1,823-1,917	2,709-2,847	114		114	368-389	294-315

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** Project costs is net of reimbursable network upgrades of $34m for the PV and storage projects combined, which are to be reimbursed in first five years of project*** Project costs is net of reimbursable network upgrades of $34m which are to be reimbursed in first five years of project

***Tax benefits under the IRA. PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD.  For the ITC, a step-up adjustment was made to reflect the eligible higher tax credit rates, enhancing the valuation and return of the project by considering the increased project value.**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close.*****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

****** All numbers, beside equity invested, reflects Enlight share only

Appendix 6 –  Corporate level (TopCo) debt

($ thousands)	September 30, 2024
Debentures:
Debentures	289,531*
Convertible debentures	129,998
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	-
Loans from banks and other financial institutions	116,323
Total corporate level debt	535,852

* Including current maturities of debentures in the amount of 44,193

Appendix 7 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th September 2024	1.12	0.27
As of 30th September 2023	1.06	0.26

Average for the 3 months period ended:
September 2024	1.10	0.27
September 2023	1.09	0.27